DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Jeffrey M. Sullivan jeffrey.sullivan@dlapiper.com T 919.786.2003 F 919.786.2200

January 3, 2007	Our File No. 314404.4

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Michael McTiernan, Special Counsel
David H. Roberts, Staff Attorney
Cicely LaMothe, Accounting Branch Chief
Robert Telewicz, Accountant

Re:	Meruelo Maddux Properties, Inc.
Registration Statement on Form S-11
File No. 333-137457

Ladies and Gentlemen:

As counsel to Meruelo Maddux Properties, Inc. (the “Company”) and in connection with your comment letter dated December 27, 2006, regarding the Company’s registration statement on Form S-11 (registration no. 333-137457), we are attaching as Schedule A the Company’s responses to your letter. For your convenience, we have reproduced in the schedule your numbered comments before the Company’s response thereto.

In addition, we are transmitting herewith for filing, pursuant to the Securities Act of 1933, amendment no. 4 to the registration statement (the “Amendment”).

We are forwarding a courtesy package to each of you. The courtesy package includes this letter and marked and unmarked copies of the Amendment. The marked copy shows changes from amendment no. 3 to the registration statement filed on December 18, 2006.

United States Securities and Exchange Commission

January 3, 2007

Page Two

If you have any questions, please contact me at (919) 786-2003.

Sincerely,

DLA Piper US LLP

/s/ Jeffrey M. Sullivan

Jeffrey M. Sullivan

cc:	Meruelo Maddux Properties, Inc.
Richard Meruelo
John Charles Maddux

Manatt, Phelps & Phillips, LLP
Mark J. Kelson
David M. Grinberg
Melissa Freidenreich

Ernst & Young LLP
Gabriel A. Marquez

Schedule A

General

1.	Comment: Please confirm to us that there is no agreement in place with respect to the sale of shares to Mr. Meruelo in this offering. We note that in certain places, such as the first sentence on page 49, the disclosure suggests that shares will be sold to Mr. Meruelo. In addition, please confirm that any shares that may be sold to Mr. Meruelo are shares that will be included in the firm commitment underwriting.

Response: We confirm that:

(i) no offer, oral or written, in respect of the common stock covered by the registration statement was made to Mr. Meruelo before the initial filing of the registration statement (we note that affiliates of Mr. Meruelo separately entered into the contribution agreement and merger agreements described in the registration statement, which provide for the issuance of unregistered shares, before the initial filing of the registration statement);

(ii) no written offer with respect to our common stock has been made to Mr. Meruelo since the initial filing of the registration statement;

(iii) no sale of the common stock covered by the registration statement has occurred or will occur to Mr. Meruelo before the effectiveness of the registration statement (and no contract in respect of such has or will be entered into before the effectiveness of the registration statement); and

(iv) the shares covered by the registration statement that will be sold to Mr. Meruelo will be part of the “firm commitment” shares pursuant to the underwriting agreement to be entered into with the underwriters of the offering.

Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet, page F-4

2.	Comment: We have considered your response to our prior comment 8 and the related changes to your pro forma financial statements. We are unclear how you have reflected financing obtained subsequent to September 30 in your pro forma financial statements. It appears from your subsequent event footnote on page F-32 that you have obtained mortgage financing in the amount of $9,795,500, other financing in the amount of $16,305,484 and a construction note for $4,405,484. However, your pro forma adjustment is for $12,655,484. To the extent you will repay a portion of this financing, please clarify that in your footnote and quantify the amounts as appropriate.

Response: In response to your comment, we revised the disclosure in Note (E) on page F-8 to provide clarity and additional detail concerning the $12,655,484 pro forma adjustment. There were approximately $26,090,984 in subsequent financings, consisting of a total of $9,785,500 in purchase-related mortgage financings and a total of $16,305,484 in other mortgage financings. The $9,785,500 in purchase-related mortgages includes the $8,250,000 note. The $16,305,484 in other mortgages includes the $4,405,484 construction note. We intend to repay $13,435,500 of the $26,090,984 in subsequent financings with offering proceeds and retain the $8,250,000 note and the $4,405,484 construction note, which two notes total to the $12,655,484 pro forma adjustment.

Unaudited Pro Forma Financial Information, page F-7

3.	Comment: We have reviewed your responses to our prior comments 9 and 10 and the related changes to your pro forma financial statements. Please revise your disclosure to state, if true, that the interests held [by] Mr. Meruelo’s children are recorded at their historical cost basis due to the common control relationship that exists in accordance with EITF 02-5.

Response: In response to your comment, we have revised the disclosure on page F-7.

4.	Comment: Please expand the disclosure in note (II) to clarify the nature of the intangible assets acquired, the amortization periods and the line item in which these assets are included in your pro forma balance sheet.

Response: In response to your comment, we have revised the disclosure in note (II) on page F-11.

A-2